UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 5)*


                                 Orange 21 Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.0001 par value
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    685317109
             -------------------------------------------------------
                                 (CUSIP Number)


                                    COPY TO:
                                                     Jeffrey R. Katz, Esq.
  Costa Brava Partnership III L.P.                   Ropes & Gray LLP
  420 Boylston Street                                One International Place
  Boston, MA 02116                                   Boston, MA 02110
  (617) 595-4400                                     (617) 951-7000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 19, 2009
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

                                  SCHEDULE 13D

-------------------------                                 ----------------------
CUSIP No. 685317109                                         Page 2 of 6 Pages
-------------------------                                 ----------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:    Costa Brava Partnership III L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A Delaware limited partnership
--------------------------------------------------------------------------------
                                        7.      SOLE VOTING POWER
             NUMBER OF                                  3,244,542(1)
              SHARES                    ----------------------------------------
           BENEFICIALLY                 8.      SHARED VOTING POWER
             OWNED BY                                   -0-
               EACH                     ----------------------------------------
            REPORTING                   9.      SOLE DISPOSITIVE POWER
              PERSON                                    3,244,542(1)
               WITH                     ----------------------------------------
                                        10.     SHARED DISPOSITIVE POWER
                                                        -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,244,542(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         Over 19.8%(2)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------
(1) The Reporting Persons were the beneficial owners of 3,244,542 shares of the Issuer's Common Stock, $0.0001 par value on February 23, 2009.

(2) Prior to the Issuer's currently pending rights offering, the percentage ownership of the Reporting Persons in the Issuer's Common Stock, $0.0001 par value was 19.8%, based upon 8,173,064 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the fiscal quarter ended September 30, 2008. The Reporting Persons participated in the rights offering fully up to their pro-rata share. The Reporting Persons' exact percentage ownership cannot be determined until the closing of the rights offering on March 6, 2009.

                                Page 2 of 6 Pages

                                  SCHEDULE 13D

-------------------------                                 ----------------------
CUSIP No. 685317109                                         Page 3 of 6 Pages
-------------------------                                 ----------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:    Roark, Rearden & Hamot, LLC
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A Delaware limited liability company
--------------------------------------------------------------------------------
                                        7.      SOLE VOTING POWER
             NUMBER OF                                  3,244,542(1)
              SHARES                    ----------------------------------------
           BENEFICIALLY                 8.      SHARED VOTING POWER
             OWNED BY                                   -0-
               EACH                     ----------------------------------------
            REPORTING                   9.      SOLE DISPOSITIVE POWER
              PERSON                                    3,244,542(1)
               WITH                     ----------------------------------------
                                        10.     SHARED DISPOSITIVE POWER
                                                        -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,244,542(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         Over 19.8%(2)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         OO - Other
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------
(1) The Reporting Persons were the beneficial owners of 1,622,271 shares of the Issuer's Common Stock, $0.0001 par value on February 23, 2009.

(2) Prior to the Issuer's currently pending rights offering, the percentage ownership of the Reporting Persons in the Issuer's Common Stock, $0.0001 par value was 19.8%, based upon 8,173,064 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the fiscal quarter ended September 30, 2008. The Reporting Persons participated in the rights offering fully up to their pro-rata share. The Reporting Persons' exact percentage ownership cannot be determined until the closing of the rights offering on March 6, 2009.

                                Page 3 of 6 Pages

                                  SCHEDULE 13D

-------------------------                                 ----------------------
CUSIP No. 685317109                                         Page 4 of 6 Pages
-------------------------                                 ----------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:    Seth W. Hamot
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A United States citizen
--------------------------------------------------------------------------------
                                        7.      SOLE VOTING POWER
             NUMBER OF                                  3,244,542(1)
              SHARES                    ----------------------------------------
           BENEFICIALLY                 8.      SHARED VOTING POWER
             OWNED BY                                   -0-
               EACH                     ----------------------------------------
            REPORTING                   9.      SOLE DISPOSITIVE POWER
              PERSON                                    3,244,542(1)
               WITH                     ----------------------------------------
                                        10.     SHARED DISPOSITIVE POWER
                                                        -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,244,542(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         Over 19.8%(2)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         IN, HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------
(1) The Reporting Persons were the beneficial owners of 1,622,271 shares of the Issuer's Common Stock, $0.0001 par value on February 23, 2009.

(2) Prior to the Issuer's currently pending rights offering, the percentage ownership of the Reporting Persons in the Issuer's Common Stock, $0.0001 par value was 19.8%, based upon 8,173,064 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the fiscal quarter ended September 30, 2008. The Reporting Persons participated in the rights offering fully up to their pro-rata share. The Reporting Persons' exact percentage ownership cannot be determined until the closing of the rights offering on March 6, 2009.

                                Page 4 of 6 Pages

                         AMENDMENT NO. 5 TO SCHEDULE 13D
                         -------------------------------

         This amendment ("Amendment No. 5") amends the Schedule 13D filed on August 26, 2008 by Costa Brava Partnership III L.P. ("Costa Brava"), Roark, Rearden and Hamot, LLC ("RRH"), and Seth W. Hamot, with the United States Securities and Exchange Commission with respect to the shares of common stock, $0.0001 par value (the "Common Stock"), of Orange 21 Inc. (the "Issuer"), as amended by Amendment No. 1 to Schedule 13D filed on November 24, 2008 and as further amended by Amendment No. 2 to Schedule 13D filed on December 9, 2008, Amendment No. 3 to Schedule 13D filed on December 12, 2008, and Amendment No. 4 to Schedule 13D filed on January 23, 2009. The Issuer has its principal executive offices at 2070 Las Palmas Drive, Carlsbad, California 92011. Each of Costa Brava, RRH, and Seth W. Hamot is referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

Item 4.  Purpose of Transaction.
         ----------------------

         Item 4 shall be amended by the addition of the following text:

         On January 22, 2009, the Issuer announced a $7.6 million rights offering pursuant to which holders of its common stock, options and warrants will be entitled to purchase additional shares of Common Stock at a price of $0.80 per share (the "Rights Offering"). Holders received one subscription right for each share of common stock that such holder owned or had the right to purchase pursuant to an option or warrant (whether or not then vested and exercisable) as of January 21, 2009, the Rights Offering record date. Each subscription right is a right to purchase one share of Common Stock. Costa Brava participated in the Rights Offering up to its maximum percentage, or 1,622,271 shares on a fully diluted basis.

         On February 12, 2009, the Board of Directors (the "Board") of the Issuer appointed Seth W. Hamot to the Board to fill the vacancy on the Board. As of the filing date of this report, Mr. Hamot has not been appointed to any committees of the Board.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) As of February 23, 2009, the Reporting Persons are deemed to be the beneficial owners of 3,244,542 shares of Common Stock. Prior to the Issuer's currently pending rights offering, the percentage ownership of the Reporting Persons in the Issuer's Common Stock, $0.0001 par value was 19.8%, based upon 8,173,064 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the fiscal quarter ended September 30, 2008. The Reporting Persons participated in the rights offering fully up to their pro-rata share. The Reporting Persons' exact percentage ownership cannot be determined until the closing of the Rights Offering on March 6, 2009.

         (c) Since the Reporting Persons' previous filing on 13D on January 23, 2009, the Reporting Persons have purchased the shares of Common Stock of the Issuer set forth on Exhibit B hereto. The transaction date, number of shares purchased, price per share and type of transaction for each purchase during that period are set forth on Exhibit B hereto.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit A - Agreement Regarding the Joint Filing of Schedule 13D.

Exhibit B - Information concerning the Reporting Persons' transactions in the
            Common Stock of the Issuer since January 23, 2009.


                                Page 5 of 6 Pages

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 23, 2009

                                       COSTA BRAVA PARTNERSHIP III L.P.

                                       By: Roark, Rearden & Hamot, LLC, its
                                           General Partner

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: President


                                       SETH W. HAMOT

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Name: Seth W. Hamot


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: President


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


                                Page 6 of 6 Pages

                                  EXHIBIT INDEX

Exhibit     Description
-------     -----------------------------------------------------------------
A           Agreement Regarding the Joint Filing of Schedule 13D.

B Information concerning the Reporting Persons' transactions in the Common Stock of the Issuer since January 23, 2009.

                                                                       EXHIBIT A

                               AGREEMENT REGARDING
                        THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 23, 2009

                                       COSTA BRAVA PARTNERSHIP III L.P.
                                       By: Roark, Rearden & Hamot, LLC, its
                                           General Partner

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: President


                                       SETH W. HAMOT

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Name: Seth W. Hamot


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: President

                                                                       Exhibit B

             REPORTING PERSONS' TRANSACTIONS SINCE JANUARY 23, 2009

    Date of         Shares of Common      Price Per             Type
  Transaction     Stock Bought (Sold)     Share ($)        of Transaction
--------------- ----------------------- -------------- ------------------------
   1/30/2009            1,622,271           $0.8        Issuer Rights Offering